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                             August 3, 2021

       Kevin Charlton
       Chief Executive Officer
       NewHold Investment Corp. II
       12141 Wickchester Lane, Suite 325
       Houston, TX 77079

                                                        Re: NewHold Investment
Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 21, 2021
                                                            File No. 333-254667

       Dear Mr. Charlton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed July 21,
2021

       General

   1. We note your disclosure on the cover page and elsewhere that the anchor investors have expressed an interest
to purchase an aggregate of $103,950,000 of units in the offering.
                                                        Please disclose whether
there is a ceiling on the amount that may be purchased by existing stockholders and your
anchor investors and quantify any ceiling. If there is no ceiling, please disclose the
potential material impact on the public investors. Additionally, please tell us whether the
limited number of public investors would impact the company   s listing
                                                        eligibility. Please
also add risk factor disclosure regarding any potential material impact on the public
investors, such as the effect on liquidity. Finally, disclose whether the
 Kevin Charlton
NewHold Investment Corp. II
August 3, 2021
Page 2
      securities held by the anchor investors will be subject to any lock-up provisions and whether the anchor investors will acquire the units with the investment intent to hold the units.
Exhibits

2. We note that your underwriting agreement still references the units as including one-
      quarter of a warrant. Please file a revised underwriting agreement that corrects the reference to the number of warrants included in the units.
       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Charlton
                                                            Division of
Corporation Finance
Comapany NameNewHold Investment Corp. II
                                                            Office of Real
Estate & Construction
August 3, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName